UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Index

1. Summary of 2012 First Half Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Half of 2012 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Half of 2012 (Separate)

1.	Introduction to the Company

1.1.	Business Purposes

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividend

2.	Business

2.1.	Results of Operations

2.2.	Source and Use of Funds

2.3.	Other Information for Investment Decision

3.	Financial Information

3.1.	Separate Condensed Financial Information

3.2.	Consolidated Condensed Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit / Review Services

4.2.	Non-Audit Services

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-Standing Directors

6.3.	Non-Executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Stockholders and Related Party Transactions

7.1.	Major Stockholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of 2012 First Half Business Report

On August 29, 2012, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first half of 2012 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purposes

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as credit card business, financial investment business, insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 27, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary.

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

1.3.	Overview of the Business Group

(As of June 30, 2012)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Kookmin Card	KB Financial Group	Not listed
	KB Investment & Securities	KB Financial Group	Not listed
	KB Life Insurance	KB Financial Group	Not listed
	KB Asset Management	KB Financial Group	Not listed
	KB Real Estate Trust	KB Financial Group	Not listed
	KB Investment	KB Financial Group	Not listed
	KB Credit Information	KB Financial Group	Not listed
	KB Data Systems	KB Financial Group	Not listed
	KB Savings Bank	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong	Kookmin Bank	Not listed
	Kookmin Bank International	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed

	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC PEF No. 1.	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed

Notes:

(1)	KLB Securities, a subsidiary of Kookmin Bank, is in liquidation.
(2)	On March 2, 2011, KB Kookmin Card Co., Ltd., previously a business division of Kookmin Bank, was newly established and added as a first-tier subsidiary of KB Financial Group.

(3)	On March 14, 2011, KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. Accordingly, KB Futures Co., Ltd. is no longer a first-tier subsidiary of KB Financial Group.
(4)	On November 12, 2011, KB Investment & Securities Hong Kong was closed.
(5)	On January 13, 2012, KB Savings Bank Co., Ltd. was added as a first-tier subsidiary.
(6)	On May 11, 2012, KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund was added as a second-tier subsidiary.
(7)	On June 8, 2012, Burrill-KB Life Sciences Fund Ltd. was liquidated.
(8)	On July 2, 2012, KoFC Value-up Private Equity Fund was added as a second-tier subsidiary.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of June 30, 2012)	(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of June 30, 2012)	(Unit: Shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding (A-B)	386,351,693	386,351,693

1.4.2.	Voting Rights

(As of June 30, 2012)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—

	—	—	—
Shares without voting rights	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	386,351,693	—

	—	—	—

1.5.	Dividend

Items		January 1, 2011 to December 31, 2011(2)(4)	January 1, 2010 to December 31, 2010(1)(3)	January 1, 2009 to December 31, 2009(1)(3)
Par value per share (Won)		5,000	5,000	5,000
Net income (Won in Millions)		(63,678)	88,320	539,818
Earnings per share (Won)		(173)	257	1,659
Total cash dividends (Won in Millions)		278,173	41,163	78,897
Total stock dividends (Won in Millions)		—	—	—
Cash dividend payout ratio (%)		(436.8)	46.6	14.6
Cash dividend yield (%)	Common Shares	1.9	0.2	0.4
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	720	120	230
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

Notes:

(1)	Based on generally accepted accounting principles in Korea (“Korean GAAP”).
(2)	Based on Korean IFRS.
(3)	The total number of common shares that were eligible for payment of dividends for the years ended December 31, 2010 and December 31, 2009 was 343,028,989 shares (which excludes 43,322,704 shares that were held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, as of such periods), respectively.
(4)	Dividend payout ratio on a consolidated basis for the year ended December 31, 2011 was 11.7%.

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)
	For the six months ended June 30, 2012	For the six months ended June 30, 2011	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income	3,584,691	3,434,203	7,104,512	6,173,804
Interest income	7,177,667	6,704,159	13,956,257	13,051,936
Interest expense	(3,592,976)	(3,269,956)	(6,851,745)	(6,878,132)
Net fee and commission income	770,487	992,737	1,794,750	1,704,714
Fee and commission income	1,378,878	1,454,651	2,829,754	2,481,451
Fee and commission expense	(608,391)	(461,914)	(1,035,004)	(776,737)
Net gains (losses) on financial assets/liabilities at fair value through profit and loss	497,254	605,012	1,035,867	814,808
Net other operating income (expenses)	(585,235)	(257,787)	(1,092,009)	(1,067,343)
G&A Expenses	(1,965,725)	(1,880,334)	(3,931,808)	(4,366,629)
Employee compensation and benefits	(884,958)	(895,585)	(1,870,864)	(2,406,852)
Depreciation and amortization	(153,934)	(153,005)	(342,493)	(347,692)
Other general and administrative expenses	(926,833)	(831,744)	(1,718,451)	(1,612,085)
Net operating income before provision for credit losses	2,301,472	2,893,831	4,911,312	3,259,354
Provision for credit losses	(753,878)	(718,063)	(1,512,978)	(2,871,417)
Operating profit	1,547,594	2,175,768	3,398,334	387,937

*	Consolidated basis.

2.2.	Source and Use of Funds

2.2.1.	Source of Funds

		(Unit: in millions of Won, %)
		For the six months ended June 30, 2012			For the year ended December 31, 2011			For the year ended December 31, 2010
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	178,128,799	3.16	63.80	169,714,084	3.02	63.38	152,853,317	2.93	58.20
	Certificate of deposit	1,681,213	4.01	0.60	1,745,901	3.90	0.65	11,044,417	4.00	4.21
	Borrowings	5,385,698	3.05	1.93	4,593,395	3.01	1.72	3,775,933	2.84	1.44
	Call money	2,958,377	3.22	1.06	1,779,391	3.01	0.66	836,862	2.20	0.32
	Debentures	21,340,093	5.19	7.64	24,454,683	5.37	9.13	30,865,318	5.42	11.76
	Other	3,532,511	3.68	1.27	3,713,710	3.50	1.39	3,790,878	2.89	1.44

Subtotal		213,026,691	3.38	76.30	206,001,164	3.31	76.93	203,166,725	3.36	77.37

Foreign currency	Deposits	4,771,052	0.90	1.71	3,394,042	0.64	1.27	3,587,564	0.69	1.37
	Borrowings	8,707,798	0.92	3.12	7,464,052	0.92	2.79	6,021,855	1.05	2.29
	Call money	1,178,597	0.79	0.42	896,482	0.84	0.33	1,046,087	0.68	0.40
	Debentures	3,688,390	5.05	1.32	3,945,798	4.96	1.47	4,561,180	4.16	1.74
	Other	148,524	1.59	0.05	134,421	0.59	0.05	125,392	0.75	0.05

Subtotal		18,494,361	1.74	6.62	15,834,795	1.86	5.91	15,342,078	1.86	5.85

Other	Total shareholders’ equity	23,707,112	—	8.49	22,823,040	—	8.52	20,501,935	—	7.81
	Allowances	1,210,264	—	0.43	1,096,724	—	0.41	1,032,427	—	0.39
	Other	22,770,594	—	8.16	22,049,153	—	8.23	22,523,582	—	8.58

Subtotal		47,687,970	—	17.08	45,968,917	—	17.16	44,057,944	—	16.78

Total		279,209,022	—	100.00	267,804,876	—	100.00	262,566,747	—	100.00

*	Consolidated basis.

2.2.2.	Use of Funds

		For the six months ended June 30, 2012			For the year ended December 31, 2011			For the year ended December 31, 2010
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	3,413,267	3.93	1.22	1,622,223	3.75	0.61	1,307,747	2.42	0.50
	Securities	42,046,187	4.34	15.06	41,166,103	4.60	15.38	41,504,702	4.69	15.81
	Loans	185,820,532	5.60	66.56	179,786,245	5.63	67.14	173,430,344	5.29	66.05
	Guarantee payments under payment guarantee	73,210	0.95	0.03	142,018	0.26	0.05	172,832	0.60	0.07
	Call loan	1,891,252	3.33	0.68	1,345,886	3.18	0.50	1,487,626	2.20	0.57
	Private placement corporate bonds	723,553	7.48	0.26	1,361,495	5.88	0.51	2,701,689	5.47	1.03
	Credit cards	12,213,617	11.04	4.37	12,377,664	10.82	4.62	11,922,426	10.85	4.54
	Other	3,204,104	9.20	1.15	1,963,980	11.42	0.73	2,402,286	7.45	0.91
	Allowance	(3,489,106)	—	(1.25)	(3,654,789)	—	(1.36)	(3,839,895)	—	(1.46)

Subtotal		245,896,616	5.74	88.08	236,110,825	5.83	88.18	231,089,757	5.55	88.02

Foreign currency	Due from banks	725,158	1.71	0.26	676,389	2.05	0.25	571,545	1.12	0.22
	Securities	1,478,057	2.89	0.53	1,693,605	3.82	0.63	2,087,107	2.97	0.79
	Loans	9,546,810	2.28	3.42	9,355,591	2.21	3.49	8,477,924	2.60	3.23
	Call loan	1,847,645	0.96	0.66	1,236,257	0.74	0.46	840,333	0.52	0.32
	Bills bought	3,188,149	2.02	1.14	2,432,861	2.08	0.91	2,183,308	2.63	0.83
	Allowance	(183,748)	—	(0.07)	(206,220)	—	(0.08)	(239,913)	—	(0.09)
	Other	1,532	—	0.00	1,270	—	0.00	1,179	—	0.00

Subtotal		16,603,603	2.14	5.94	15,189,753	2.27	5.66	13,921,483	2.52	5.30

Other	Cash	1,600,011	—	0.57	1,506,765	—	0.56	1,337,416	—	0.51
	Fixed assets held for business	3,230,552	—	1.16	3,223,574	—	1.20	3,266,699	—	1.24
	Other	11,878,240	—	4.25	11,773,959	—	4.40	12,951,392	—	4.93

Subtotal		16,708,803	—	5.98	16,504,298	—	6.16	17,555,507	—	6.68

Total		279,209,022	—	100.00	267,804,876	—	100.00	262,566,747	—	100.00

*	Consolidated basis.

2.3.	Other Information for Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of June 30, 2012(1)	As of December 31, 2011(1)	As of December 31, 2010(2)
Total Capital (A)	26,040,550	25,062,681	23,948,343
Risk-weighted assets (B)	196,705,684	192,812,547	183,077,983
BIS ratio (A/B)(3)	13.24	13.00	13.08

(1)	Based on Korean IFRS (consolidated basis).
(2)	Based on Korean GAAP (consolidated basis).
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100.

Kookmin Bank (calculated in accordance with Basel II)	(Unit: in billions of Won, %)
	As of June 30, 2012(1)	As of December 31, 2011(1)	As of December 31, 2010(2)
Total Capital (A)	20,564	19,668	20,801
Risk-weighted assets (B)	153,863	145,185	154,806
BIS ratio (A/B)	13.36	13.55	13.44

(1)	Based on Korean IFRS (consolidated basis).
(2)	Based on Korean GAAP (consolidated basis).

2.3.2.	Credit ratings

Date of Rating	Evaluated Securities(*)	Credit Rating	Company (Ratings Range)	Evaluation
07/07/2011 06/30/2011 05/16/2011	Debentures Debentures Debentures	AAA AAA AAA	Korea Ratings (AAA ~ D) KIS Ratings (AAA ~ D) NICE Ratings (AAA ~ D)	Stable Stable Stable

12/07/2011	Commercial Paper	A1	Korea Ratings (A1 ~ D) KIS Ratings (A1 ~ D) NICE Ratings (A1 ~ D)	—

(*)	Redeemed in full as of June 30, 2012.

3.	Financial Information

3.1.	Separate Condensed Financial Information

3.1.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)
	As of June 30, 2012	As of December 31, 2011	As of December 31, 2010	As of January 1, 2010
Cash and due from financial institutions	78,498	32,031	759,998	845,366
Loans	60,000	60,000	160,000	170,000
Investments in subsidiaries	17,944,848	17,773,322	17,673,322	17,612,122
Property and equipment	644	759	1,109	1,718
Intangible assets	10,029	10,531	11,057	9,176
Current income tax assets	—	—	125,423	—
Deferred income tax assets	2,638	2,445	898	—
Other assets	285,795	631,602	48,105	25,932

Total Assets	18,382,452	18,510,690	18,779,912	18,664,314

Debts	—	130,000	—	—
Debentures	—	49,988	799,353	798,421
Current income tax liabilities	240,232	578,729	—	—
Defined benefit liabilities	1,747	992	1,134	1,049
Other liabilities	35,105	34,701	158,304	6,401

Total Liabilities	277,084	794,410	958,791	805,871

Share capital	1,931,758	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809	13,513,809
Retained earnings	2,659,801	2,270,713	2,375,554	2,412,876

Total Equity	18,105,368	17,716,280	17,821,121	17,858,443

Total Liabilities and Equity	18,382,452	18,510,690	18,779,912	18,664,314

3.1.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the six months ended June 30, 2012	For the six months ended June 30, 2011	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income (expense)	20	(8,289)	(14,572)	(17,281)
Net fee and commission income (expense)	(1,560)	(3,500)	(6,079)	(6,951)
Net other operating income	687,925	—	—	95,305
General and administrative expenses	(19,139)	(19,752)	(41,711)	(31,187)
Operating profit before provision for credit losses	667,246	(31,541)	(62,362)	39,886
Provision for credit losses	—	—	—	—
Operating profit (loss)	667,246	(31,541)	(62,362)	39,886
Net non-operating income(expense)	(178)	(346)	(2,863)	792
Profit (loss) before tax	667,068	(31,887)	(65,225)	40,678
Income tax benefit (expense)	193	308	1,547	897
Profit (loss) for the period	667,261	(31,579)	(63,678)	41,575
Other comprehensive income (loss) for the period	—	—	—	—
Total comprehensive income (loss) for the period	667,261	(31,579)	(63,678)	41,575
Earnings (loss) per share
Basic earnings (loss) per share (Won)	1,727	(90)	(173)	121
Diluted earnings (loss) per share (Won)	1,723	(90)	(173)	121

3.2.	Consolidated Condensed Financial Information

3.2.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won)
	As of June 30, 2012	As of December 31, 2011	As of December 31, 2010	As of January 1, 2010
Cash and due from financial institutions	10,415,433	9,178,125	6,829,828	9,102,630
Financial assets at fair value through profit and loss	6,932,394	6,326,104	4,013,313	4,592,491
Derivative financial assets	1,877,272	2,448,455	2,595,121	3,392,391
Loans	217,600,541	212,107,027	197,621,004	196,686,844
Financial investments	36,072,620	35,432,182	36,189,650	35,036,710
Investments in associates and joint ventures	1,011,397	892,132	723,411	614,717
Property and equipment	3,142,692	3,186,020	3,150,260	3,257,911
Investment property	51,403	51,552	52,921	67,977
Intangible assets	543,331	468,441	504,920	402,577
Deferred income tax assets	22,492	22,329	4,045	16,504
Assets held for sale	8,407	9,931	9,353	20,160
Other assets	11,553,822	7,478,519	7,076,796	6,968,059

Total Assets	289,231,804	277,600,817	258,770,622	260,158,971

Financial liabilities at fair value through profit and loss	1,618,366	1,388,079	1,294,859	1,364,223
Deposits	197,725,801	190,337,590	179,862,071	169,065,043
Debts	18,883,615	16,823,838	11,744,389	13,834,104
Derivative financial liabilities	1,613,548	2,059,573	2,236,359	3,138,394
Debentures	24,817,081	27,069,879	29,107,316	38,661,962
Provisions	753,645	797,739	1,020,070	576,154
Current income tax liabilities	248,490	588,825	29,641	99,752
Deferred income tax liabilities	207,331	220,842	283,575	404,639
Defined benefit liabilities	154,158	128,488	125,463	167,387
Other liabilities	19,216,264	15,086,169	13,400,949	13,416,625

Total Liabilities	265,238,299	254,501,022	239,104,692	240,728,283

Equity attributable to shareholders of the company	23,803,510	22,917,975	18,496,687	18,349,693
Share capital	1,931,758	1,931,758	1,931,758	1,931,758
Capital Surplus	15,841,334	15,841,824	15,990,278	15,990,618
Accumulated other comprehensive income	205,196	191,642	430,572	350,941
Retained earnings	5,825,222	4,952,751	2,620,888	2,553,185
Treasury shares	—	—	(2,476,809)	(2,476,809)
Non-controlling interests	189,995	181,820	1,169,243	1,080,995

Total equity	23,993,505	23,099,795	19,665,930	19,430,688

Total liabilities and equity	289,231,804	277,600,817	258,770,622	260,158,971

Number of consolidated companies	70	67	58	50

3.2.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the six months ended June 30, 2012	For the six months ended June 30, 2011	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income (expense)	3,584,691	3,434,203	7,104,512	6,173,804
Net fee and commission income (expense)	770,487	992,737	1,794,750	1,704,714
Net gains (losses) on financial assets/liabilities at fair value through profit and loss	497,254	605,012	1,035,867	814,808
Net other operating income	(585,235)	(257,787)	(1,092,009)	(1,067,343)
General and administrative expenses	(1,965,725)	(1,880,334)	(3,931,808)	(4,366,629)
Operating profit before provision for credit losses	2,301,472	2,893,831	4,911,312	3,259,354
Provision for credit losses	(753,878)	(718,063)	(1,512,978)	(2,871,417)
Net operating profit (loss)	1,547,594	2,175,768	3,398,334	387,937
Net non-operating income (expense)	(11,297)	(73,656)	(137,528)	(238,569)
Profit (loss) before income tax	1,536,297	2,102,112	3,260,806	149,368
Income tax benefit (expense)	(380,267)	(491,774)	(832,234)	70,541
Profit (loss) for the period	1,156,030	1,610,338	2,428,572	219,909
Other comprehensive income (loss) for the period, net of tax	16,343	(94,306)	(235,748)	99,329
Profit attributable to:	1,156,030	1,610,338	2,428,572	219,909
Shareholders of the parent entity	1,150,644	1,574,885	2,373,026	146,600
Non-controlling interests	5,386	35,453	55,546	73,309
Total comprehensive income attributable to:	1,172,373	1,516,032	2,192,824	319,238
Shareholders of the parent entity	1,164,198	1,480,502	2,134,096	226,231
Non-controlling interests	8,175	35,530	58,728	93,007
Earnings (loss) per share
Basic earnings (loss) per share (Won)	2,978	4,509	6,461	427
Diluted earnings (loss) per share (Won)	2,971	4,502	6,445	427

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in billions of Won, %)
Category	First Half 2012(1)(2)	2011(1)(2)	2010(1)(3)
Current assets in Won (a)	81.0	20.1	763.7
Current liabilities in Won (b)	2.5	2.6	1.5
Current ratio (a/b)	3,254.77%	766.16%	50,241.38%

(1)	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act in March 2009).
(2)	Based on Korean IFRS (separate basis).
(3)	Based on Korean GAAP (non-consolidated basis).

3.3.2.	Selected ratios

	(Unit: %)
Category	First Half 2012(1)(3)	2011(1)	2010(2)
Net income as a percentage of average total assets	0.81	0.88	0.03
Net income as a percentage of average shareholders’ equity	9.87	11.36	0.49

(1)	Based on Korean IFRS (consolidated basis).
(2)	Based on Korean GAAP (consolidated basis).
(3)	Annualized basis

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of June 30, 2012)
Company	Credit extended *
(Unit: in billions of Won)
Hyundai Heavy Industries	1,135
Daewoo Shipbuilding & Marine Engineering	1,015
Hyundai Steel	905
LG Electronics	815
GS Caltex	798
Samsung Display	663
Samsung Heavy Industries	602
Hyundai Capital	586
Shinhan Financial Group	463
Hyundai Motor Company	449
KT Corporation	436
Daewoo International	420
Shinhan Card	387
Samsung Electronics	378
S-Oil Corporation	372
SK Telecom	370
LG Display	363
Hankook Tire	345
LS-Nikko Copper Inc	334
CJ Cheiljedang Corp	333

Total	11,169

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of June 30, 2012)
Group	Credit extended*
(Unit: in billions of Won)
Samsung	3,836
Hyundai Motor	3,680
SK	2,174
LG	2,173
Hyundai Heavy Industries	1,982
GS	1,097
Daewoo Shipbuilding & Marine Engineering	1,048
POSCO	975
Lotte	884
Hanwha	867

Total	18,716

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of June 30, 2012)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	35,826	34.57
Construction	6,343	6.12
Real estate	16,518	15.94
Retail and wholesale	17,715	17.09
Hotel, leisure or transportation	6,992	6.75
Finance and insurance	1,782	1.72
Other	18,461	17.81

Total	103,637	100.00

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of June 30, 2012)

	Industry	Total Credit	Allowance for Loan Losses
	(Unit: in billions of Won)
Borrower A	Real estate and leasing	183	55
Borrower B	Manufacturing	109	76
Borrower C	Construction	63	63
Borrower D	Manufacturing	54	49
Borrower E	Construction	47	23
Borrower F	Finance and insurance	46	15
Borrower G	Construction	43	41
Borrower H	Arts, sports and recreation related services	41	0
Borrower I	Manufacturing	41	26
Borrower J	Construction	39	40
Borrower K	Real estate and leasing	34	15
Borrower L	Manufacturing	33	32
Borrower M	Retail and wholesale	31	0
Borrower N	Manufacturing	29	8
Borrower O	Construction	27	27
Borrower P	Real estate and leasing	26	17
Borrower Q	Real estate and leasing	26	9
Borrower R	Construction	26	23
Borrower S	Construction	25	22
Borrower T	Finance and insurance	22	25

Total		945	566

3.4.	Other Financial Information

See Exhibit 99.1/99.2 KB Financial Group Review Report by our independent auditors for our full consolidated and separate financial statements and relevant notes, which have been prepared in accordance with Korean IFRS. The Review Report will also be available on our website, www.kbfng.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to June 30, 2012	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,150 (annualized basis)	3,170

January 1 to December 31, 2011	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,150	12,950

January 1 to December 31, 2010	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, and review of internal accounting management system	263	5,415

(1)	Excluding value-added taxes.

4.2.	Non-Audit Services

			(Unit: millions of Won)
Period	Contract date	Activity	Service period	Compensation(1)
January 1 to June 30, 2012	—	—	—	—

January 1 to December 31, 2011	—	—	—	—

January 1, to December 31, 2010	December 30, 2010	US GAAP and SOX Audit	December 30, 2010 to June 30, 2011	2,700
	April 30, 2010	K-IFRS Audit	April 30, 2010 to March 31, 2011	380

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of June 30, 2012, the board of directors consisted of two executive directors, two non-standing directors and nine non-executive directors. The following committees currently serve under our board of directors:

•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors, 6.2. Non-Standing Directors and 6.3. Non-Executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Compensation to Directors (including Non-executive Directors) and Audit Committee Members

	(Unit: in millions of Won)
	Total number of persons	Total amount approved at Shareholders’ Meeting(1)	Notes
Registered Directors (including non-executive directors and audit committee members)	13	5,000	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.

	(Unit: in millions of Won)
	Total number of persons	Total payment(1)(3)(4)(5)	Average payment per person(2)	Total amount of fair value of stock options	Notes
Registered Directors (including two non-standing directors)	4	785	196	—	—
Non-executive Directors (excluding audit committee members)	4	171	43	—	—
Audit committee members or internal auditor	5	195	39	—	—
Total	13	1,151	89	—	—

(1)	Represents total amount paid for the six months ended June 30, 2012.
(2)	Represents (i) the total amount paid for the six months ended June 30, 2012, divided by (ii) the total number of applicable persons.
(3)	Payment subject to the Company's internal policies on compensation to directors.
(4)	In addition to the total payments as presented in the above table, we recorded Won 772 million in our income statement for the six months ended June 30, 2012 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.
(5)	In addition to the total payments as presented in the above table, a total of Won 924 million was paid in the first quarter of 2012 with respect to short-term performance-based compensation.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group and its ownership of such companies as of June 30, 2012 are as follows.

•	Kookmin Bank (100.00%)

•	KB Kookmin Card (100.00%)

•	KB Investment & Securities (100.00%)

•	KB Life Insurance (51.00%)

•	KB Asset Management (100.00%)

•	KB Real Estate Trust (100.00%)

•	KB Investment (100.00%)

•	KB Credit Information (100.00%)

•	KB Data Systems (100.00%)

•	KB Savings Bank (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of June 30, 2012, we had two executive directors. The name and position of our executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of June 30, 2012 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Yoon-Dae Euh	May 1945	Chairman & Chief Executive Officer	30,770
Young Rok Lim	March 1955	President	3,648

6.2.	Non-Standing Directors

As of June 30, 2012, we had two non-standing directors. The name and position of our non-standing directors and the number of shares of KB Financial Group’s common stock they respectively owned as of June 30, 2012 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Byong Deok Min	May 1954	Non-Standing Director	3,475
Vaughn Richtor	October 1955	Non-Standing Director	—

6.3.	Non-Executive Directors

Our non-executive directors, and the number of shares of KB Financial Group’s common stock they respectively owned as of June 30, 2012 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyung Jae Lee	January 1939	Non-Executive Director	—
Jae Wook Bae	March 1945	Non-Executive Director	—
Young Jin Kim	December 1949	Non-Executive Director	—
Kun Ho Hwang	January 1951	Non-Executive Director	500
Jong Cheon Lee	February 1951	Non-Executive Director	—
Sang Moon Hahm	February 1954	Non-Executive Director	3,857
Seung Hee Koh	June 1955	Non-Executive Director	—
Young Nam Lee	September 1957	Non-Executive Director	—
Jae Mok Cho	January 1961	Non-Executive Director	—

6.4.	Senior Management

In addition to our executive directors who are also our executive officers, we had the following ten executive officers as of June 30, 2012.

Name	Date of Birth	Position	Common Shares Owned
Dong Chang Park	February 1952	Deputy President & Chief Strategy Officer	200
Jong Kyoo Yoon	October 1955	Deputy President & Chief Financial Officer	5,300
Wang Ky Kim	March 1955	Deputy President & Chief Public Relations Officer	1,000
Seok Heung Ryu	January 1957	Deputy President & Chief Information Officer	127
Min Ho Lee	April 1965	Deputy President & Chief Compliance Officer	1,700
Won Keun Yang	September 1956	Senior Managing Director (KB Research)	260
Yong Jin Cho	February 1961	Managing Director & Chief Human Resources Officer	473
Kyung Sup Han	December 1958	Managing Director & Chief Risk Officer	632
Dong Cheol Lee	October 1961	Managing Director (Strategic Planning)	203
Kyu Sul Choi	August 1960	Managing Director (Investor Relations)	836

6.5.	Employees

The following table shows the breakdown of our employees as of June 30, 2012.

	(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment(1)	Average Payment per Person(2)
Total	145	23 months	7,091	49

(1)	Represents the total amount paid (excluding bonuses and fringe benefits) for the six months ended June 30, 2012.
(2)	Represents (i) the total amount paid (excluding bonuses and fringe benefits) for the six months ended June 30, 2012 divided by (ii) the total number of employees as of June 30, 2012.

7.	Major Stockholders and Related Party Transactions

7.1.	Major Stockholders

The following table presents information regarding holders of 5% or more of our total issued shares as of June 30, 2012.:

	(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Citibank, N.A.(1)	33,653,277	8.71
Korean National Pension Service(2)	27,894,880	7.22
ING Bank N.V.	19,401,044	5.02

*	The number of shares of common stock presented for each stockholder in the table above is based on our shareholder registry as of December 31, 2011, unless otherwise indicated.
(1)	Depositary under the Company’s ADR program.
(2)	Based on a public disclosure made by the Korean National Pension Service on April 9, 2012. As of December 31, 2011, Korean National Pension Service held 26,510,171 shares.

7.2.	Changes in the Largest Shareholder

(As of June 30, 2012)	(Unit: Shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	July 8, 2011	23,650,699	6.12
ING Bank N.V.	January 27, 2010	19,401,044	5.02
Korean National Pension Service	December 31, 2009	20,046,217	5.19
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.
(1)	Based on 386,351,693 total issued shares of common stock for periods on or after September 2, 2009, and 356,351,693 total issued shares of common stock for periods on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of June 30, 2012)	(Unit: Shares)
Company Name	Number of shares	Type of shares
KB Financial Group	19,622	Common Stock
Kookmin Bank	3,005,355	Common Stock
KB Kookmin Card	146,678	Common Stock
KB Investment & Securities	32,026	Common Stock
KB Life Insurance	20,396	Common Stock
KB Asset Management	7,987	Common Stock
KB Real Estate Trust	14,574	Common Stock
KB Investment	4,649	Common Stock
KB Credit Information	15,813	Common Stock
KB Data Systems	22,996	Common Stock
KB Savings Bank	3,299	Common Stock

Total	3,293,395	Common Stock

7.4.	Investments in Affiliated Companies

(As of June 30, 2012)				(Units: shares, millions of Won, %)
Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)	Notes
	Number of shares	Shareholding percentage	Book value
Kookmin Bank(2)	404,379,116	100	14,821,721	257,728,625	2,008,579	(4)
KB Kookmin Card(2)	92,000,000	100	1,953,175	13,327,760	320,778	(4)
KB Investment & Securities(3)	31,588,314	100	507,212	3,269,526	28,653	(5)
KB Life Insurance	28,152,000	51	138,484	5,014,449	15,252	(5)
KB Asset Management	7,667,550	100	96,312	163,156	7,222	(5)
KB Real Estate Trust	16,000,000	100	121,553	251,228	15,405	(4)
KB Investment	8,951,797	100	104,910	126,404	8,425	(4)
KB Credit Information	1,252,400	100	23,621	30,529	(2,391)	(4)
KB Data Systems	800,000	100	6,334	30,589	2,148	(4)
KB Savings Bank(6)	6,800,000	100	171,526	—	—

Total	597,591,177	—	17,944,848	—	—

(1)	Based on Korean IFRS (separate basis).
(2)	KB Kookmin Card was newly established on March 2, 2011 to operate the credit card business previously operated by Kookmin Bank.
(3)	KB Futures was merged into KB Investment & Securities on March 14, 2011.
(4)	As of or for the year ended December 31, 2011.
(5)	As of March 31, 2012 or for the period from April 1, 2011 to March 31, 2012.
(6)	KB Savings Bank was added as a first-tier subsidiary on January 2, 2012, and completed a rights offering on January 14, 2012.

7.5.	Related Party Transactions

7.5.1.	Prepayments and Loans to Subsidiaries

	(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Real Estate Trust	Subsidiary	Loans	50	50	CD 3M + 226 bps	June 29, 2013
KB Investment	Subsidiary	Loans	20	10	CD 3M + 137 bps	June 29, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 29, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO